October 21, 2009	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA HAND DELIVERY Mr. Douglas Brown Attorney-Advisor Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:          Andatee China Marine Services Corporation (the “Company”)
Registration Statement on Form S-1
Filed August 27, 2009
File No. 333-161577

Dear Mr. Brown:

This firm represents the Company in connection with the above-referenced filing.

The purpose of this letter is to provide the Company’s responses to the September 23, 2009 comment letter (the “Comment Letter”) to Mr. An Fengbin, President and Chief Executive Officer of the Company. This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments and provides certain supplemental information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross references to specific discussions and/or pages in Amendment No. 1 to the Registration Statement (the “Amendment No. 1”). Also, for your convenience, we include a redlined draft of the Prospectus disclosures in response to your comments.

General

Comment 1.                                           Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.  Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  Further, please provide updated disclosure with each amendment.  This will minimize the need for us to repeat similar comments.

Response:                                The Comment is noted.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Comment 2.                                           Please advise us whether you intend to request of acceleration of effectiveness of your registration statement prior to approval of your securities for listing by Nasdaq.  In that regard, we note your disclosure at page 23 that investors should be aware that they will be required to commit their investment funds prior to the approval or disapproval of your listing application by Nasdaq.

Response:                                We do not intend to request acceleration of effectiveness of the registration statement prior to Nasdaq approval. We have revised the registration statement disclosures accordingly and the revised disclosures appear on the same page.

Comment 3.                                           Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.  Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that FINRA has no objections.

Response:                                We have been advised by the underwriters’ counsel that the underwriters’ compensation review is on-going and has not been completed as of date of this filing. We undertake to provide the staff with a copy of the FINRA no objection letter as soon as it is available.

Comment 4.                                           Please file all omitted exhibits, including opinions of counsel, as soon as practicable.  You will need to allow time for our review of the exhibits once they are filed.

Response:                                The Comment is noted. We are filing certain additional exhibits in connection with the Amendment No. 1.

Comment 5.                                           Please specifically disclose the factual basis for, and the context of, the statements you make regarding your business, your competitors and your industry.  Revise your disclosure as necessary to remove all beliefs and assertions that cannot be substantiated on a reasonable basis.  Some examples of statements that need substantiation include, but are not limited to, the following:

    •           “...we are a leading marine fuel supplier along the east coast of China.”

    •          “Most of these trading companies do not have stable supply sources or a strong working capital to withstand market risk.”

    •          “...our experience has consistently shown that vessel operators are willing to pay a premium for consistent quality products and services.”

    •           “The quality and reliability of our products have earned us solid reputation among distributors and retail customers in most port cities along the eastern coast of China.”

    •          “Since we first introduced our products into this region in 2004, we have enjoyed a solid customer interest and support.”

    •          “We currently command approximately 30% of the local market....”

Division of Corporation Finance
U.S. Securities and Exchange Commission

    •          “...so the key to control the costs is to forge a long-term strategic ties with major suppliers in the region, which are normally state-owned enterprises, guaranteeing availability of the resources and relatively cheap price.”

    •          “Our brand name, Xingyuan, is well-known throughout the industry and, through our subsidiaries, we are the largest privately owned company engaged in marine fuel industry in northern China.”

    •         “We have stable and reliable raw material suppliers for our production-”

    ·         “Our steady relationship with upstream suppliers through our strength and outstanding performance enables us to be a low cost producer.”“

Also, supplementally provide the staff with copies of all source material utilized for your substantiation of these and any similar statements.

Response:                                The Comment is noted and the revisions that are responsive to the Comment have been made throughout the Amendment No. 1.  We are also providing hardcopies of various statistical, market and other supporting documentation, as requested.

Calculation of Registration Fee

Comment 6.                                           Please revise footnote 1 to your registration fee table to specify that the registration statement also relates to an indeterminate number of additional shares of common stock issuable upon the exercise of warrants pursuant to anti-dilution provisions relating to stock splits, stock dividends or similar transactions.

Response:                                The structure and size of the offering has been changed. Accordingly, we have revised the registration fee table as well as the notes thereto to address the Comment.

Comment 7.                                           We note your disclosure at page i that the terms “we,” “us,” “our company,” “our” and “Andatee” refer to Andatee China Marine Fuel Services Corporation and “its operating subsidiary” Dalian Xingyuan Marine Bunker Co. Ltd. (“Xingyuane ).  It would appear that your use of such terms to reference a company that is not your subsidiary may be confusing to investors and therefore inappropriate in certain places in your filing.  For example, please distinguish in this section and throughout your filing (including Exhibit 21.1) disclosure that relates to (i) the registrant and its subsidiaries, and (ii) Xingyuan.

Response:                                We have made revisions throughout the Amendment No. 1 to address this Comment on page I of the Amendment No. 1.

Comment 8.                                           Please revise your filing to consistently identify Xingyuan and its subsidiaries. For example, at page 63 you refer to Xingyuan as “Dalian Xingyuan Marine Fuel Co., Ltd.”  In addition, revise your filing to uniformly refer to Dalian Dong Fangzleng Industrial Co. or Dalian Dong Fangzleng Development Co. by its true name.  If Dalian Dong Fangzleng Industrial Co. is not the same entity as Dalian Dong Fangzleng Development Co., please discuss in your filing the relationship between these companies.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:                                We have made revisions throughout the Amendment No. 1 to address this Comment.

Prospectus Cover Page

Comment 9.                                           We note your disclosure. that the common stock and warrants will initially trade as a unit, and will separate on the earlier of (i) 90 days following the effectiveness of your registration statement or (ii) such time as the representatives deem it appropriate.  Please revise to clarify, if true, that “the representatives” are the representatives of the underwriters.  In addition, please indicate under what circumstances the underwriters may determine that separate trading of the common stock and warrants should occur earlier than 90 days following the effectiveness of your registration statement.

Response:                                In light of the changes in the structure of the proposed offering, we have revised various pertinent disclosures to reflect the changes. The revised language appears on the prospectus cover page.

Comment 10.                                           Please describe the representatives’ over-allotment option on your prospectus cover page.  See Item 501(b)(2) of Regulation S-K.

Response:                                We have made clarifying revisions on the cover page to address the Comment.  The revised language appears on the prospectus cover page.

Corporate History and organizational Structure, page 3

Comment 11.                                           Please revise this section to disclose the equity owners of Xingyuan and to identify any material relationship of each such owner to you or your subsidiaries.  In addition, please disclose in this section the agreement among Mr. An Fengbin, Ms. Lai WaiChi and Oriental Excel Enterprises Limited.

Response:                                We have made clarifying revisions to address the foregoing comment. The revised language appears on p. 3 of the Amendment No. 1.

Comment 12.                                           You state that the contractual arrangements with Xingyuan and its shareholders enable you to receive all of Xingyuan’s profits. Please reference the risk factor set forth at page 16 regarding the risk that the Chinese government may restrict such payments or change the tax rate on such payments.  In addition, please clarify whether your right to receive fifty percent of Xingyuan’s total net profit under the Operating Agreement is in addition to your right to receive fifty percent of Xingyuan’s total net profit under the Exclusive Consulting Agreement.

Response:                                We have made clarifying revisions responsive to the Comment on the same page of the Amendment No. 1 on p. 4 of the Amendment No. 1.

Comment 13.                                           Please reconcile your statement that the share exchange is anticipated to close by no later than September 30, 2009 with the disclosure in note 1 to your financial statements that the share exchange transactions closed on August 21, 2009.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:                                The financial statements inadvertently referred to the August 21, 2009 closing date. The closing date of the Share Exchange transaction is October 16, 2009.  The note disclosure has been revised to correct this inconsistency.

Cautionary Note Regarding; Forward-Looking Statements, pale 5

Comment 14.                                           The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering.  See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21 E(b)(2)(D).  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:                                The safe harbor language has been deleted in its entirety.

Risk Factors page 9

Comment 15.                                           Please avoid statements that mitigate the risk you present.  Examples include the clauses that precede or follow the words “however,” “although” or “while.”  Also, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

Response:                                The risk factor narrative has been revised to address the foregoing Comment.

Comment 16.                                           Please add risk factor disclosure regarding the percentage of historical sales made to your significant customers. In that regard, we note your disclosure under “Concentration of Risks” at page F-10.

Response:                                An additional risk factor responsive to the Comment has been added to p. 9 of the  Amendment No. 1.

We are exposed to various risks..., page 9

Comment 17:                                           Please describe the price risk management services that you offer to your customers and your policies and procedures concerning the administration of such price risk management services.

Response:                                We have revised the disclosures in question to address the foregoing Comment. The revised narrative appears on p. 8 of the Amendment No. 1.

Risks Related to our Corporate Structure and Doing Business in China, page 13

Comment 18:                                           We note your risk factor disclosure on page 18 indicating that Circular 142 may limit your ability to transfer the net proceeds from this offering to Dalian Xingyuan Marine Bunker Co., Ltd. (“Xingyuan”), your operating entity, and you may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other variable interest entities in the PRC.  Please expand your disclosure on page 25, under the heading “Use of Proceeds,” to discuss how this risk could affect your plans for the use of proceeds from the offering and what you intend to do with the proceeds if you are unable to obtain authorization to proceed.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:                                We have revised the disclosures in question to address the foregoing Comment. The revised narrative appears on pp.25-26 of the Amendment No. 1.

The contractual arrangements with Xingyuan and its shareholders- page 14

Comment 19.                                           We note your disclosure that the shareholders of Xingyuan may have conflicts of interest with you.  Please disclose in a separate risk factor examples of such conflicts of interest. In addition, please disclose any conflicts of interest that may arise in connection with Mr. An Fengbin’s role as your president and chief executive officer and as a director of Xingyuan.

Response:                                The revised disclosures, including a stand-alone risk factor, have been made and appear on p. 14 of the Amendment No. 1.

All of our assets are located in the PRC... page 15

Comment 20:                                           We note your disclosure regarding the risks relating to service of process in the United States and enforcement of judgments of United States courts based o the civil liabilities provisions of the securities laws of the United States. Please revise your filing to present such risks in a separate risk factor. We also note that your agent for service is located in the People’s Republic of China. Please add related risk factor disclosure.

Response:                                We have revised the disclosures in question and added a stand-alone risk factor addressing the foregoing Comment which appears on p. 15 of the Amendment No. 1.

The scope of our business license in China-, Rage 16

Comment 21:                                           Please disclose the current scope of Dalian Fusheng’s business license.

Response:                                We have expanded the disclosures in question to address the Comment. The revised disclosures appear on p. 16 of the Amendment No. 1.

Any recurrence of Severe Acute Respiratory Syndrome (SARS) ..., page 20

Comment 22.                                           We note your statements that “the substantial portion of [y]our sales occur” in China. Please revise to state, if true, that all of your sales occur in China.

Response:                                We have made the revision accordingly. The revised language appears on the same page.

Use of Proceeds, page 25

Comment 23.                                You state at page 25 that you may find it necessary or advisable to use portions of the proceeds for “other purposes,” and that you will have “broad discretion” in the application of the net proceeds.  Please discuss the circumstances in which you would not allocate the proceeds as set forth in the table at page 25 and discuss such “other purposes.”  See Instruction 7 to Item 504 of Regulation S-K.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:                                We have made the revisions accordingly. The revised language appears on the same page of the Amendment No. 1.

Dilution, page 27

Comment 24.                                           We note that the number of shares issued to existing stockholders and new investors are incorrectly presented as dollar amounts in your two tables on this page. Please revise your disclosure accordingly.

Response:                                We have made the revisions accordingly. The revised language appears on the same page of the Amendment No. 1.

Management’s Discussion and Analysis and Results of Operations, page 29

Comment 25:                                           Please disclose all material terms of the agreements to acquire the ownership interests in Rongcheng Xinfa Petrol Company Ltd., Donggang Xingyuan Marine Bunker Company Ltd. and Xiangshan Yongshinanlian Petrol Company Ltd.

Response:                                We have made the revisions accordingly. The revised language appears on the same page of the Amendment No. 1.

Comment 26.                                           You state at page 29 that you benefit from relationships with your top raw material suppliers by being able to “lease advanced facilities” from them.  Please explain how this benefits you.

Response:                                We have made the revisions accordingly. The revised language appears on p. 29 of the Amendment No. 1.

Components of Revenue and Expenses. pace 31

Comment 27.                                           We note your statement that your drop in sales during 2008 was due to “a lack of having [y]our own distribution channels.”  Please include a risk factor addressing your lack of distribution channels and the potential effect it could have on your company in the future or tell us why this no longer represents a material risk. In addition, your statement appears to be inconsistent with your disclosure at page 50 regarding your “extensive sales and distribution network.”  Please advise.

Response:                                The Company does not believe that these two narratives are inconsistent with each other. The p. 31 narrative addresses the 2008 circumstance, whereas the p. 50 discussion addresses the present state of the Company’s distribution efforts. Namely, the Company’s distribution and sales network consists of approximately 25 distributors throughout China in three provinces.  The Company believes this no longer represents a material risk to its operations.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Cost of Revenue, page 35

Comment 28.                                           You state at page 35 that the decrease in the cost of revenue in the six months ended June 30, 2009 was primarily due to the measures that you took to control the cost of raw materials in the first half of 2009.  Please describe such measures.

Response:                                We have made the revisions accordingly. The revised language appears on p. 35 of the Amendment No. 1.

Liquidity and Capital Resources, page 38

Comment 29.                                           We note that you primarily attribute changes in cash flows from operations in each period to increases or decreases in your working capital items.  Please expand your disclosure to provide a more meaningful discussion and analysis of the underlying drivers, those causing the changes in your working capital accounts, following the guidance in FRC §§501.13.b.1 and 13.b.2.  Please be sure to describe the arrangements you have with customers and suppliers with sufficient detail to understand the circumstances giving rise to the fluctuations in inventory and accounts payable, the large advance from customers prior to 2006, and the significant decreases in these advances during 2006 and 2007, which contributed to material fluctuations in operating cash flows for these periods.

Response:                                We have made the revisions accordingly. The revised language appears on pp. 39-41 of the Amendment No. 1.

Investing Activities, page 40

Comment 30.                                           Please identify the related party to which you “borrowed to” $5.35 million in 2008.  In addition, please revise to state, if true, that you loaned such money to the related party. In addition, please identify the related party involved with the “related party receivables” disclosed at page 40.

Response:                                We have made the revisions accordingly. The revised language appears on pp. 40-41 of the Amendment No. 1.

Business, page 48

Our Competitive Strength, s, page 50

Comment 31:                                           Please provide a more balanced discussion of your competitive strengths.  For example, please provide a cross-reference in this section and in the section under the heading “Competition” at page 53 to the risk factor disclosure at page 12 regarding your competitors.

Response:                                We have made the revisions accordingly. The revised language appears on p. 51 of the Amendment No. 1.

Supply of Raw Materials, page 52

Comment 32.                                We note your disclosure regarding the percentage of raw materials that you purchase from your significant suppliers.  Please add related risk factor disclosure.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:                                An additional risk factor has been added in response to the foregoing comment. It appears on p. 11 of the Amendment No. 1.

Comment 33.                                           You state at page 52 that for 2007, 2008 and the six months ended June 30, 2009, purchases from your largest supplier accounted for 42%, 46% and 39%, respectively of your total purchases of raw materials.  Please disclose the material terms of your supply contract with such supplier and file your contract with such supplier as an exhibit to your filing.

Response:                                We have made the revisions accordingly. The revised language appears on p. 53 of the Amendment No. 1.

Comment 34.                                           We note that you “closely supervise” your suppliers.  Please define what is meant by “closely supervise.”

Response:                                We have made the clarified the narrative in question. The revised language appears on p. 53 of the Amendment No. 1.

Competition, page 53

Comment 35.                                           Please provide additional support for your belief that there are “significant barriers to entry” for your segment of the market.

Response:                                The Competition narrative has been revised to address the Comment. The revised narrative appears on p. 55 of the Amendment No. 1.

Operating Agreement, page 56

Comment 36.                                           You state that at the time of each exercise of the purchase option, Fusheng will pay a nominal amount to Xingyuan’s stockholders.  Please reconcile this statement with Article 4 of the Purchase Option Agreement, which provides that the transfer price shall equal the amount of Xingyuan’s net asset value.

Response:                                The disclosures contained in the filing are accurate. The apparent inconsistency is due to the inadvertent omission is to file the final version of the Purchase Option Agreement. It is being refilled as an exhibit to Amendment No. 1.

Intellectual Property, page 60

Comment 37.                                           We note your disclosure regarding your reliance on intellectual property.  Please add related risk factor disclosure or tell us why this does not present a material risk.

Response:                                We have added an additional risk factor to address the Comment on p. 11 of the Amendment No1.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Legal Proceedings, page 62

Comment 38.                                           Please revise your filing to disclose the relief sought by Yantai Development Zone Fuchang Sunken- Co., Ltd. and provide support for your statement that Xingyuan’s liability would not exceed RMB 200,000 - 300,000.

Response:                                The disclosures in question have been revised to address the Comment and appear on p. 63 of the Amendment No. 1.

Management, Page 63

Comment 39.                                           Please expand the biographical sketch for Mr. Chen Yuqiang to provide the disclosure required by Item 401(e) of Regulation S-K for the period November 2007 to March 2008.

Response:                                The disclosures in question have been revised to address the Comment. Please refer to p. 64 of the Amendment No. 1.

Comment 40.                                           Please revise the biographical sketch for Mr. Wen Tong to disclose where the company Dalian Dongtai Waste Management Co. Ltd. is publicly listed.

Response:                                We have revised the disclosures in question to address the Comment.  Please refer to p. 64 of the Amendment No. 1.

An Fengbin in Employment Agreement, page 66

Comment 41.                                           Please revise to clearly describe and define what would constitute a “change of control” under the employment agreement with Mr. An Fengbin.  In addition, please clarify the amounts payable to Mr. An if he were able to terminate the employment agreement for cause.  For example, please disclose whether the payment of “base salary” would include all base salary payments due to him for the remaining term of the agreement.

Response:                                We have revised the disclosures in question to address the Comment. Please refer to p. 68 of the Amendment No. 1.

2009 Equity Incentive Plan, page 68

Comment 42:                                           Please indicate when shareholder approval will be sought to ratify the board’s adoption of the 2009 Equity Incentive Plan.

Response:                                The Plan has been approved by the stockholders of the Company. The narrative in question has been revised to reflect that update. Please refer to p. 69 of the Amendment No. 1.

Indemnification and Limitation of Director and Officer Liability page 69

Comment 43.                                           Please advise why your certificate of incorporation will not become effective until shortly before the consummation of this offering.

Response:                                The clause in question was inadvertently included in the narrative in the narrative and thus has been deleted in its entirety.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Certain Relationships and Related Transactions, page 70

Comment 44.                                           Please provide the disclosure required by Item 404(d) of Regulation S-K with respect to your related party transactions. For example, please provide such disclosure with respect to your loan to Dalian Dongfangzheng Industrial Co.

Response:                                The disclosures in question have been revised to address the foregoing comment. Please refer to p. 71 of the Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 70

Comment 45.                                           We note that the directors and officers as a group will beneficial own 17,500 shares, which the chart indicates is a 100% beneficial ownership of the company before the offering, and an 86.9% beneficial ownership after the offering.  Further, we note that Star Blessing Enterprises Limited beneficially owns 7,123,200 shares for an 89% beneficial ownership before the offering, and a 77.4% beneficial ownership after the offering. Please revise to accurately indicate the beneficial ownership of the directors and officers as a group and Star Blessing Enterprises Limited.  To the extent no revision is required, provide a footnote and discussion regarding the beneficial ownership calculations.

Response:                                The beneficial ownership table has been revised to address the foregoing Comment.  Please refer to p. 71 of the Amendment No. 1.

Comment 46.                                           We note your disclosure in footnote 2 that the number of shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person.  Please revise your filing to calculate the percentages on the basis of the amount of outstanding securities, plus securities deemed outstanding pursuant to Rule 13d-3(d)(1) of the Exchange Act. See Instruction 1 to Item 403 of Regulation S-K.

Response:                                Footnote 2 has been revised to address the foregoing Comment. Please refer to p. 71 of the Amendment No. 1.

Comment 47.                                           You state in footnote 3 that Ms. Lai WaiChi holds 100% equity interest in Star Blessing Enterprises Limited. However, this is not consistent with your disclosure in footnote 3 that Oriental Excel Enterprises Limited is the sole owner of the securities of Star Blessing. Please advise.

Response:                                Ms. Lai WaiChi holds 100% equity interest in Oriental Excel Enterprises Limited, which, in turn, holds 100% of equity interest in Star Blessing Enterprises Limited. Footnote 3 has been revised to clarify this relationship.  Please refer to p. 71 of the Amendment No. 1.

Underwriting page 76

Comment 48.                                           You state at page 77 that the underwriters may carry out stabilization and other transactions on the American Stock Exchange. Please reconcile this statement with your disclosure that you have applied for quotation of your securities on the Nasdaq capital market.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:                                The inadvertent reference to the American Stock Exchange has been deleted.

Financial Statements, page F-1

Note 1 - Description of Business and Organization, page F-7

Comment 49.                                           We note your disclosure that on August 21, 2009, you closed a share exchange and became the 100% parent of Goodwill Rich International Limited (“Goodwill Rich”), and assumed the operations of Goodwill Rich and its subsidiary.  You indicate that you plan to account for this transaction as a reverse merger.  However, given that you also indicate that you were organized on July 10, 2009 for the sole purpose of completing this acquisition, explain why you have characterized the transaction as a reverse merger rather than a reorganization.  Please disclose the number of shares exchanged in this transaction and the nature of your relationship with Goodwill Rich prior to the event.  Identify those individuals responsible for the formation of you and Goodwill Rich, and tell us the extent to which these entities were under common control prior to the share exchange.

Response:                                As now indicated in the revised disclosures in Note 1 of the financial statements, the Company was organized in July 2009 as a holding company to acquire Goodwill Rich International Limited (“Goodwill Rich”), a Hong Kong company, and its subsidiary in connection with a contemplated initial public offering of the Company’s securities. The Company became the owner of 100% of the outstanding common stock of Goodwill Rich in August 2009 as the result of a share exchange in which the 8,000,000 common shares of Andatee (on a pre-reverse stock split basis) were exchanged for all of the outstanding shares of Goodwill Rich. The Company stockholders and the stockholders of Goodwill Rich were the same, and, therefore, the August, 2009 share exchange was accounted for as a recapitalization of Goodwill Rich and has been given retroactive effect in the accompanying financial statements. The table below sets forth the list of shareholders of Goodwill Rich International Limited:

	Jurisdiction of Incorporation	Percentage of Ownership of GRI before the Share Exchange	Percentage of Ownership of Andatee after the Share Exchange	Number of Shares of the Andatee common stock after the Share Exchange
Star Blessing Enterprises Limited	British Virgin Islands	89.04%	89.04%	7,123,200
Growing Sincere Limited	British Virgin Islands	4%	4%	320,000
White Bright Limited	British Virgin Islands	3%	3%	240,000
Shining Joy Group Limited	British Virgin Islands	3.96%	3.96%	316,800
Total		100%	100%	8,000,000

Division of Corporation Finance
U.S. Securities and Exchange Commission

Comment 50.                                           We note that you were incorporated on July 10, 2009 prior to the share exchange with Goodwill Rich on August 21, 2009.  Given that the historical financial statements predate this merger or reorganization, we do not presently see the justification for labeling them as those of the registrant. Similarly, indicating that these financial statements are presented on a consolidated basis appears to be inconsistent with the sequence of events that you have described.  Tell us why you have not included an audited balance sheet for the registrant as of a point within 135 days of filing your registration statement as would ordinarily be required under Rule 3-01 of Regulation S-X.

If you update your financial statements to include the period of the transaction and are able to show that owners of Goodwill Rich prior to the merger or reorganization control the registrant afterwards, we may not object to the labeling that currently associates those historical financial statements with the registrant.  However, we are requesting additional information in our comments that may lead to an alternate view.

In either case, the financial statements should not be identified as consolidated financial statements for any periods or partial periods prior to the consolidation.  If you are able to show an appropriate rationale for presenting combined financial statements, a subject that is addressed in greater detail in the following comment, you will need to label head notes and column headers in the financial statements accordingly.

Response:                                As mentioned above, the organization of the Company (Andatee) and its acquisition of Goodwill Rich did nothing more than to change the name of Goodwill to Andatee, change its place of incorporation/organization, and change its capital structure from 10,000 shares outstanding to 8,000,000 shares outstanding (prior to the October 2009 reverse stock split).   Note 1 to the financial statements now describes the share exchange between Andatee and Goodwill Rich as a recapitalization of Goodwill Rich to which retroactive effect has been given in the financial statements. Management believed that it was appropriate to give retroactive effect to these transactions by labeling the financial statements as those of the Company (Andatee) and reflecting the revised capital structure as called for in the guidance in SAB Topic 4.C.

Comment 51.                                           We note your disclosure under this heading and on page F-9 indicating that the financial statements of Goodwill Rich include the activity of Dalian Xingyuan Marine Bunker Co., Ltd. (“Xingyuan”), a variable interest entity, on a combined basis up to March 26, 2009 and on a consolidated basis from that date forward, based on five contractual arrangements between Xingyuan and Dalian Fusheng Consulting Co., Ltd. (“Fusheng”), the wholly owned subsidiary of Goodwill Rich.

Division of Corporation Finance
U.S. Securities and Exchange Commission

You disclose with respect to the “Equity Pledge Agreement” that on March 26, 2009, the Xingyuan Stockholders pledged all of their equity interests in Xingyuan to Fusheng, to guarantee Xingyuan’s performance of its obligations under the five agreements, and under the “Option Agreement,” the Xingyuan Stockholders granted Fusheng a purchase option whereby Fusheng has the right to request the Xingyuan Stockholders to transfer to it all of the equity interests held by them. Please address the following points.

(a)
Expand your disclosure to identify the amount and form of any consideration paid to the Xingyuan shareholders in exchange for their entering into the various agreements that you have relied upon in identifying Fusheng as the primary beneficiary and consolidating Xingyuan pursuant to FIN 46(R).

(b)
Given that you have presented the financial statements on a combined basis prior to entering into these contractual arrangements, we expect you would be able to show that there was common control of Xingyuan and Fusheng (through Goodwill Rich) prior to the date of those agreements.  If no consideration was paid to the shareholders of Xingyuan in exchange for their conveying primary beneficiary status to Fusheng, then you should explain in greater detail their motivation and the extent of their continuing interest in the registrant.

(c)
Please submit a schedule showing the owners of Xingyuan and Goodwill Rich prior to and subsequent to the date of entering into the five contractual agreements described on pages F-7 and F-8, including their relative holdings in each entity.  Expand your disclosure to explain the reasons why it was necessary to enter into these contractual arrangements with Xingyuan.

Responses:

(a)           As is now described in Note 1 to the financial statements, on March 26, 2009, Fusheng, Xingyuan and the stockholders of Xingyuan entered into a series of agreements, pursuant to which, the Company obtained the ability to direct the operations of Xingyuan and its subsidiaries and the economic benefit of their operations. Therefore, management determined that Xingyuan became a variable interest entity (“VIE”) under the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R) “Consolidated Variable Interest Entities — an interpretation of ARB No. 51” (“FIN 46(R)”), and the Company was determined to be the primary beneficiary of  Xingyuan and its subsidiaries. Accordingly, beginning March 26, 2009, the Company has consolidated the assets, liabilities, results of operations and cash flows of Xingyuan and its subsidiaries its financial statements. The agreements between the Company and Xingyuan were entered into to facilitate raising capital for the operations of Xingyuan through the offering, and the Company paid no consideration to Xingyuan or its stockholders for entering into the agreements under which Xingyuan became a VIE of the Company, provided, however, that Mr. An Fengbin, the principle stockholder of Xingyuan, will become the chairman and CEO of the Company, and Mr. An Fengbin and the other stockholders of Xingyuan will have certain rights or options to acquire the currently outstanding shares of the Company at later dates.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Prior to March 26, 2009, Goodwill Rich and the stockholders of Xingyuan had entered into a series of separate agreements (described below) under which Goodwill Rich and Xingyuan were deemed, until March 2009, to be under the common control of the stockholders of Xingyuan.  All of the transactions between Andatee, Goodwill Rich, Fusheng and Xingyuan were deemed to be transactions between companies under common control, and therefore the bases of the assets and liabilities in each of the companies was not adjusted in any of the transactions.

As a result of the above, the accompanying combined and consolidated financial statements contain:

·           through October 28, 2008, the assets, liabilities, results of operations and cash flows of Xingyuan and its subsidiaries;

·           for the period from October 28, 2008 to March 26, 2009, the assets, liabilities, results of operations and cash flows of Goodwill Rich and its subsidiary (adjusted for the effects of the August, 2009 recapitalization with Andatee) combined with those of Xingyuan and its subsidiaries; and

·           for the period from March 26, 2009 to June 30, 2009, the assets, liabilities, results of operations and cash flows of Goodwill Rich and its subsidiary (adjusted for the effects of the August, 2009 recapitalization with Andatee) consolidated with those of its VIE, Xingyuan, and its subsidiaries.

The Company, its subsidiaries, its VIE and its VIE’s subsidiaries, as a group, are principally engaged in the production, storage, distribution and trading of blended marine fuel oil for cargo and fishing vessels in the PRC.

(b)           As discussed above, Goodwill Rich and Xingyuan were deemed to be under common control (control of the stockholders of Xingyuan) from October 26, 2008 until Xingyuan became a VIE of the Company in March, 2009 as the result of certain separate agreements (i) between Mr. An Fengbin, the majority stockholder of Xingyuan and the minority stockholders of Xingyuan, and (ii) between Ms. Lai WaiChi, the majority stockholder of Goodwill Rich and Mr. An Fengbin.

Under the terms and provisions of certain Authorization Agreement by and among An Fengbin, on the one hand, and Wang Yu, Wang Jing, and Wang Xin who hold 9%, 3%, and 3% of Dalian Xingyuan, respectively (the “Minoriry Shareholders”), dated as of October 28, 2008, the Minority Shareholders irrevocably authorized and appointed An Fengbin to exercise all and any voting and disposition rights to which such Minority Shareholders were entitled as holders of Dalian Xingyuan’s securities.

Also, pursuant to the terms of certain Authorization Letter dated as of October 28, 2008, as subsequently amended, and executed by Ms. Lai WaiChi, citizen of the Hong Kong and the sole shareholder of Oriental Excel Enterprises Limited (OEEL), Ms. Lai irrevocably authorized and appointed An Fengbin to (i) exercise and act in the capacity of director of OEEL, Star Blessing, Goodwill Rich and Dalian Fusheng Consulting (the WFOE entity), (ii) participate and act in Ms. Lai’s stead at any meeting of such entities’ shareholders and exercise all and any voting and disposition rights on Ms. Lai’s behalf and (iii) elect, designate or appoint any directors, general managers, financial controllers or other senior management personnel, determine the matters of distribution of dividend of Andatee on Ms. Lai’s behalf.  Ms. Lai further agreed not to appoint any additional directors to the Board of any of such entities without the prior written consent and approval of An Fengbin.

Division of Corporation Finance
U.S. Securities and Exchange Commission

 (c )           The table below sets forth the information requested. In addition, according to the PRC Catalogue for the Guidance of Foreign Investment Industries, as amended, the wholesaling product oil and related services are a restricted sector and, thus, subject to close scrutiny and compliance with a set of rules and regulations. The risk factor narrative contains a detailed discussion of such rules and regulations. In essence, the purpose of resorting to the well-established WOFE structure was to accomplish through contractual arrangements what could have been impossible or impracticable to achieve through an equity control transaction.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Comment 52.                                           We note your disclosure on page F-7 includes names for the variable interest entity and its subsidiaries that are different than the corresponding names described on page 1.  Please revise your disclosures throughout the filing as necessary to utilize consistent identification for those entities associated with your financial information.

Response:                                We have made revisions throughout the Amendment No. 1 to address this Comment.

Note 2 - Summary of Significant Accounting Policies, page F-9

Inventories, page F-10

Comment 53.                                           We note your disclosure indicating that your inventory includes the cost of blending, reusable materials, and other costs.  Please expand your disclosure to provide a more meaningful and detailed discussion of the types of costs included in your inventory to comply with Rule 5-02.6(b) of Regulation S-X.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:                                Cost of inventory include direct material, direct production cost and allocated portion of production overhead costs based on normal operating capacity. Revisions had been made in the Amendment No. 1 to address this Comment.

Concentration of Risks, page F-10

Comment 54.                                           We note your disclosure stating that a majority of your sales and expense transactions and a significant portion of your assets and liabilities are denominated in RMB which is not freely convertible into foreign currencies.  Please provide the parent company financial information required by FRC §213.02 and Rule 408(e)(3) of Regulation S-X.

Response:                                We have made revisions to address this Comment.

Comment 55.                                           We note you disclose a risk factor on page 9 stating that you are exposed to financial risk associated with fluctuations in fuel prices, and the failure to properly administer your price risk management services, for example by failing to hedge a specific financial risk, could subject you to significant financial losses.  Please submit a description of your hedge program and explain why there is no disclosure in your financial statements about this program or any derivatives associated with this effort to hedge the price of fuel.

Response:                                The risk factor discussion to which the staff refers, as revised in Amendment No. 1, indicates that as part of the company’s efforts to manage the risk of changing fuel prices it offers its customers various pricing structures.  To the extent those pricing structures the company offers to its customers involves forward or future contracts between the company and the customers, those contracts would not be derivatives under the scope exception contained in paragraph 10(b) of SFAS No. 133 (“Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold by the reporting entity over a reasonable period in the normal course of business.”) Accordingly neither the recognition or disclosure requirements of SFAS No. 133 would apply to those activities.

Construction in Progress, page F-11

Comment 56.                                           Please expand your disclosure under this heading to provide more specific details about the nature of costs capitalized as construction in progress, amounting to $5,025,835 and $127,952 as of June 30, 2009 and December 31, 2008, including a description of the construction that is underway, the type of equipment you have purchased, and the “other costs” included in your account balance at the end of each period.

Further, in Note 8, on page F-22, you describe your construction in progress as the building of a market network locally around Dalian City and the construction of Lvshun and Zhuanghe, also a nationwide network near Donggang, Shidao, and Zhoushan.  Please expand that disclosure to describe the market network and nationwide network that you are building, with details sufficient to understand the stages necessary to complete construction, the anticipated costs, and the current status of these projects. Also explain what you mean by characterizing the ongoing constructions as held for use.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:                                We have made revisions in the Amendment No. 1 to address this Comment.

Non-Controlling Interests in Consolidated Financial Statements page F-12

Comment 57.                                           We note your disclosure stating that you have adopted SFAS 160 for your accompanying consolidated financial statements, which is effective January 1, 2009 for entities with a calendar year end. However, your financial statements do not appropriately present your non-controlling interests in accordance with this Standard for the current interim period and prior fiscal years.  Please revise your financial statements accordingly.

Response:                                We have made revisions in the Amendment No. 1 to address this Comment.

Revenue Recognition, page F-12

Comment 58.                                           Please expand your disclosure to address the following points concerning your revenue recognition policy.

(a)
We note your disclosure indicating that revenues are recognized when products are shipped or ownership has transferred.  Please explain under what circumstances you would recognize revenue for a product that has been shipped, but ownership has not transferred, or when ownership has transferred but the product has not been shipped.

(b)
Explain how the timing of your revenue recognition correlates with the physical conveyance of your product, or rendering of service, and describe the methods by which your products are normally shipped.

(c)
Your disclosure indicates that you recognize royalty revenue when earned. Expand this disclosure to describe the nature and terms of the contracts that you have in place under which you are entitled to royalties, and explain how you determine when they have been earned.

(d)	Describe the circumstances under which your customers pay in advance for your marine fuel products prior to them being delivered to the customer.

Responses:

(a)(b)
Revenue is recognized when delivery occurs. Delivery is typically conveyed via pipeline or tanker and sales revenues are recognized when customers take possession of goods in accordance with the terms of purchase order agreements that evidence agreed upon pricing and when collection is reasonably assured. Revisions had been made in the Amendment No. 1 to address this Comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission

(c)	We have no royalty income. Revisions had been made in the Amendment No. 1 to address this Comment.

(d)
Supply and demand for our products determine the circumstances requiring advances from customers. We follow an industry-wide accepted practice and require advances from customers for substantially all sales. Revisions had been made in the Amendment No. 1 to address this Comment.

Note 3 - Business Acquisition, page F-19

Comment 59.                                           We note that you made pro forma adjustments to revenue in the amounts of $(4,094,522) and $(4,163,620) for the fiscal years ended December 31, 2008 and December 31, 2007.  Please expand your disclosure to explain the nature of the underlying transactions to which these adjustments relate and identify the entity or entities involved.

Response:                                The foregoing transaction represents the elimination of inter-company sales from Xingyuan to Xinfa and the adjustments of unrealized profit.  We have made revisions in the Amendment No. 1 to address this Comment.

Note 13 - Bankers Acceptance Notes, page F-24

Comment 60.                                           We note your disclosure that from August through December 2008 you borrowed $13,422,477 under a credit facility executed with Shenzhen Development Bank.  In addition, it appears from the presentation on your Balance Sheet of Notes Payable that this amount was repaid by June 30, 2009.  Please tell us why the proceeds from and subsequent re-payment of this loan are not reflected in cash flows from financing activities in your Statements of Cash Flows.

Response:                                We have made revisions in the Amendment No. 1 to address this Comment.

Signatures, page II-5

Comment 61.                                           Please indicate which executive officer is signing as your controller or principal accounting officer.

Response:                                The signature page has been revised accordingly.

Exhibit 2.1

Comment 62.                                           Please ensure that your exhibits are filed in their completed form.  See page 6 of the Share Exchange Agreement, Section 3.7(b)(iii).

Response:                                The Share Exchange Agreement has been revised and refiled with the Amendment No. 1.

Division of Corporation Finance
U.S. Securities and Exchange Commission

* * * * * * * * * *

The Company hereby acknowledges that:

·	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *           *           *           *           *           *           *

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

COZEN O'CONNOR

	By:	/s/ ALEC ORUDJEV

Cc: Ralph V. De Martino, Esq.